Exhibit 12
FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2008		2007	2006
			(in millions)
Earnings
Income/(Loss) before income taxes	$(2,559)		$1,215	$1,953
Less: Equity in net income/(loss) of affiliated companies	8		14	7
Fixed charges	7,648		8,652	7,842

Earnings before fixed charges	$5,081		$9,853	$9,788

Fixed charges (a)
Interest expense	$7,634		$8,630	$7,818
Rents	14		22	24

Total fixed charges	$7,648		$8,652	$7,842

Ratio of earnings to fixed charges	(b	)	1.14	1.25

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

(b)	Earnings inadequate to cover fixed charges by $2,567 million.

12-1